AMPLICON, INC.

     EXHIBIT 11 - COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK

                                                    Years Ended June 30,

                                             1996         1995          1994
Net earnings                             $12,995,629  $11,548,065  $11,018,539

Weighted average number of common shares
 outstanding assuming no exercise of
 outstanding options                       5,848,847    5,859,898    5,848,594

Dilutive stock options using the
 treasury stock method                        (A)          (A)          (A)
                                           5,848,847    5,859,898    5,848,594


Net earnings per common share            $      2.22   $     1.97   $     1.89

(A) Dilution is less than 3% and deemed immaterial; therefore, stock options are not included for earnings per share calculation.
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